UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

National Energy Services Reunited Corp.

(Name of Subject Company (issuer))

National Enegy Services Reunited Corp.

(Name of Filing Persons (Offerors))

Warrants to Purchase Ordinary Shares, no par value

(Title of Class of Securities)

G6375R 115

(CUSIP Number of Class of Securities)

Jennifer Howard
General Counsel
777 Post Oak Boulevard, Suite 730
Houston, Texas 77056
(832) 925-3777

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

William B. Nelson

Allen Overy Shearman Sterling US LLP

800 Capitol Street, Suite 2200

Houston, TX 77002

(713) 354-4800

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

The pre-commencement communication filed under cover of this Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of the tender offer. On May 19, 2025, National Energy Services Reunited Corp. (“NESR” or the “Company”) issued a press release regarding its intention to commence an exchange offer and consent solicitation relating to its outstanding warrants (the “Press Release”).

This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s securities. The anticipated exchange offer and consent solicitation described in this communication has not yet commenced. The solicitation and offer to exchange warrants will be made only pursuant to an offer to exchange and related materials that the Company intends to distribute to its warrant holders and file with the Securities and Exchange Commission (the “SEC”). The full details of the exchange offer and consent solicitation, including complete instructions on how to tender warrants, will be included in the offer to exchange and related materials, which will become available to warrant holders upon commencement of the exchange offer.

Prior to making any decision with respect to the proposed exchange offer, securityholders should read carefully the information in the offer to exchange and related materials because they will contain important information, including the various terms of, and conditions to, the exchange offer. A free copy of the exchange offer documents that will be filed with the SEC may be obtained when filed from the SEC’s website at www.sec.gov or by calling the information agent (to be identified at the time the offer is made). Warrant holders are urged to read these materials, when available, carefully prior to making any decision with respect to the exchange offer and consent solicitation.

Cautionary Statements Regarding Forward-Looking Statements

Statements contained in this Schedule TO that are not historical fact may be forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such forward-looking statements may relate to, among other things, the Company’s expectations regarding the contemplated exchange offer and consent solicitation. Such forward-looking statements do not constitute guarantees of future performance and are subject to a variety of risks and uncertainties, including that NESR will be able to commence the contemplated exchange offer and consent solicitation. Additional factors that could cause actual results to differ materially from those projected or suggested in any forward-looking statements are contained in our filings with the SEC, including those factors discussed under the caption “Risk Factors” in such filings.

You are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. The Company disclaims any obligation to update any forward-looking statements to reflect any new information or future events or circumstances or otherwise, except as required by law. You should read this Schedule TO in conjunction with other documents which the Company may file or furnish from time to time with the SEC.

Item 12. Exhibits.

EXHIBIT NUMBER	DESCRIPTION
99.1	Press Release dated May 19, 2025.